Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

August 2016

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated August 25, 2016, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: August 25, 2016	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

Aegon appoints Global Head of Government and Policy Affairs

Aegon NV appoints Michael F. Consedine as Global Head of Government and Policy Affairs, overseeing all aspects of the company’s government relations in Europe, the Americas and Asia.

Mr. Consedine brings together the U.S. and European Government Affairs teams under one organization to further increase transparency and optimize Aegon’s engagement with policymakers around the globe.

20-years industry experience

Mr. Consedine joined Transamerica early in 2015, and has spent his 20+year career in the insurance industry, as a regulator, policy advisor and counsel. Most notably, he served as the Insurance Commissioner for the Commonwealth of Pennsylvania from 2011 to 2015.

In addition, Mr. Consedine served as President-Elect and in other officer positions within the National Association of Insurance Commissioners (NAIC), during which time he chaired a number of NAIC committees focused on matters of international and domestic relevance for the U.S. insurance sector.

In 2011, he was named by the U.S. Treasury Department as a member of the Federal Advisory Committee on Insurance, charged with advising the Federal Insurance Office on domestic and international insurance policy.

Mr. Consedine also served as a U.S. representative on bi-lateral discussions with the European Union on mutual recognition of each jurisdiction’s insurance systems and was an Executive Committee member of the International Association of Insurance Supervisors. Prior to his time as Commissioner, Mr. Consedine was a Partner and Vice-Chair of Saul Ewing LLP’s Insurance Practice Group.

“The environments in which we operate are very different, but our approach to ensuring transparency is the same”

Alex Wynaendts, CEO of Aegon NV stated: “We are delighted that Michael has assumed this new global role. As a worldwide company we serve 30 million customers in over 20 countries, and although the environments in which we operate are very different, our approach to ensuring transparency is the same.

“We are committed to an open and interactive dialogue with those whose decisions impact our ability to deliver the trusted solutions our customers desire and require for their long-term financial security.”

About Aegon

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com/about.

Contacts

Media relations Debora de Laaf +31 (0) 70 344 8730 gcc@aegon.com	Investor relations Willem van den Berg +31 (0) 70 344 8405 ir@aegon.com
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